

June 10, 2021

C. Allan Swaringen
Chief Executive Officer
Jones Lang LaSalle Income Property Trust, Inc.
333 West Wacker Drive
Chicago, Illinois 60606

   Re: Jones Lang LaSalle Income Property Trust, Inc.
     Registration Statement on Form S-11
     Filed June 4, 2021
     File No. 333-256823

Dear Mr. Swaringen:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Hannah Menchel at 202-551-5702 or Maryse Mills-Apenteng at 202-551-3457 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Rosemarie Thurston